WESTERN GOLDFIELDS, INC.
                          1575 Delucchi Lane, Suite 116
                               Reno, Nevada 89502

                        INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(F) OF THE SECURITIES EXCHANGE

                      ACT OF 1934 AND RULE 14F-1 THEREUNDER

                                  INTRODUCTION

              This Information Statement is being mailed on or about March 6, 2006 to the holders of record at the close of business on February 28, 2006 (the "Record Date") of common stock, par value $0.01 per share (the "Common Stock"), of Western Goldfields, Inc., an Idaho corporation (the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the `Exchange Act"), and Rule 14f-1 promulgated thereunder. This Information Statement is being delivered in connection with resignation of James Mancuso and the appointment by the then remaining directors of Randall Oliphant, Martyn Konig and Vahan Kololian to the board of directors of the Company. The resignation of Mr. Mancuso and the appointment of Messrs. Oliphant and Konig became effective on February 13, 2006 and the appointment of Mr. Kololian will become effective eleven days after mailing this Information Statement to shareholders of the Company as of the Record Date.

                        WE ARE NOT SOLICITING YOUR PROXY.
            NO VOTE OR OTHER ACTION BY THE COMPANY'S SECURITYHOLDERS
             IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

                                CHANGE OF CONTROL

              As of the Record Date, the Company had approximately 59,743,051 outstanding shares of Common Stock. Holders of shares of Common Stock are entitled to one vote per share on all matters for which the securityholders are entitled to vote.

              On February 13, 2005, the Company closed (the "Initial Closing") an initial tranche of $3,700,000 of a total of a $6,000,000 non-brokered private placement (the "Private Placement"), pursuant to a securities purchase agreement (the "Initial Purchase Agreement") with accredited investors, including officers and directors of the Company (the "Initial Investors"). Pursuant to the Initial Purchase Agreement the Company sold 12,333,333 units (the "Initial Units") at the Initial Closing, each Initial Unit consisting of one share of the Common Stock, and one half of one warrant (the "Warrant") to purchase one share of Common Stock for a period of two years at an exercise price of $0.45. The Private Placement was sold for $0.30 per Initial Unit, for gross proceeds of $3,700,000.

              On February 17, 2005, the Company closed (the "Final Closing," and collectively with the Initial Closing, the "Closings") the final $2,300,000 of the Private Placement, pursuant to a securities purchase agreement (the "Final Purchase Agreement," and collectively with the Initial Purchase Agreement, the "Purchase Agreements") with accredited investors, including officers and directors of the Company (the "Final Investors"). Pursuant to the Final Purchase Agreement the Company sold 7,666,667 units (the "Final Units") at the Final Closing, each Final Unit consisting of one share of Common Stock, and one half of one Warrant purchase one share of Common Stock for a period of two years at an exercise price of $0.45. The Private Placement was sold for $0.30 per Final Unit, for gross proceeds of $2,300,000.

              Immediately following the Initial Closing of the Private Placement
(i) James Mancuso, one of the three members of the Company' Board of Directors, resigned, (ii) the size of the Company's Board of Directors was increased to five persons and (iii) Randall Oliphant and Martyn Konig were named as directors of the Company, to serve with Gerald Ruth and Douglas Newby, who continue as directors. In addition, eleven days after mailing this Information Statement to shareholders of the Company as of the Record Date, Vahan Kololian will become a director of the Company.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

              The following table sets forth certain information with respect to the beneficial ownership of the Company's equity securities as of March 3, 2006 by:

     o each securityholder known by the Company to be the beneficial owner of more than 5% of the Company's outstanding securities;

     o each current director and each person that will become a director following the mailing of this information statement to the shareholders of the Company on the Record Date;

     o    each of the executive officers of the Company; and

     o    all current directors and executive officers as a group.

              Unless otherwise specified, the address of each of the persons set forth below is in care of Western Goldfields, Inc., 1575 Delucchi Lane, Suite 116, Reno, Nevada 89502.


          NAME AND ADDRESS             AMOUNT AND NATURE OF BENEFICIAL
         OF BENEFICIAL OWNER                     OWNERSHIP(1)              PERCENT OF OUTSTANDING SHARES
         -------------------           -------------------------------     -----------------------------
Randall Oliphant                           4,583,333(2)                              7.41%

Ray Threlked                                 916,667(3)                              1.52%

Brian Penny                                  833,332(4)                              1.38%

Paul Semple                                  233,333(5)                              0.39%

Graham Desson                                166,667(6)                              0.28%

Martyn Konig                                 749,999(7)                              1.25%

Gerald Ruth                                1,934,585(8)                              3.18%

Douglas Newby                              1,004,334(9)                              1.66%

Lawrence O'Connor                            809,586(10)                             1.34%

Vahan Kololian*                            1,500,001(11)                             2.48%

Latitude Resources Plc.(Formerly           7,500,000(12)                            12.05%

Latin American Copper Plc.)

RAB Special Situations (Master) Fund       6,342,933(13)                             9.99%
Limited

Newmont Mining Corporation                 3,914,278(14)                             6.50%

Investec Bank (UK) Limited                11,250,000(15)                            17.72%

All executive officers and directors      12,731,837(2)(3)(4)(5)(6)(7)(8)           18.99%
as a group (10 persons)                             (9)(10)(11)

* Incoming director, effective eleven days after mailing this Information Statement to shareholders of the Company as of the Record Date.

(1) A person is deemed to be the beneficial owner of a security if such person has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities if that person has the right to acquire beneficial ownership within 60 days of the date hereof. Except as otherwise indicated the named entities or individuals have sole voting and investment power with respect to the shares of Common Stock beneficially owned.

(2) Includes options to purchase 833,333 shares of Common Stock, 2,500,000 shares of Common stock owned by Rockcliff Group Limited and warrants to purchase 1,250,000 shares of Common Stock owned by Rockcliff Group Limited. The options and warrants will become exercisable upon the approval by the shareholders of the Company of an amendment to the Company's Articles of Incorporation increasing the number of authorized shares of Common Stock in an amount greater than 115,000,000 shares.

(3) Includes options to purchase 416,666 shares of Common Stock and warrants to purchase 166,667 shares of Common Stock. The options and warrants and will become exercisable upon the approval by the shareholders of the Company of an amendment to the Company's Articles of

         Incorporation increasing the number of authorized shares of Common Stock in an amount greater than 115,000,000 shares.

(4) Includes options to purchase 333,333 shares of Common Stock and warrants to purchase 166,666 shares of Common Stock. The options and warrants will become exercisable upon the approval by the shareholders of the Company of an amendment to the Company's Articles of Incorporation increasing the number of authorized shares of Common Stock in an amount greater than 115,000,000 shares.

(5) Includes options to purchase 233,333 shares of Common Stock. The options will become exercisable upon the approval by the shareholders of the Company of an amendment to the Company's Articles of Incorporation increasing the number of authorized shares of Common Stock in an amount greater than 115,000,000.

(6) Includes options to purchase 166,667 shares of Common Stock. The options will become exercisable upon the approval by the shareholders of the Company of an amendment to the Company's Articles of Incorporation increasing the number of authorized shares of Common Stock in an amount greater than 115,000,000 shares.

(7) Includes options to purchase 250,000 shares of Common Stock and warrants to purchase 166,666 shares of Common Stock. The options and warrants will become exercisable upon the approval by the shareholders of the Company of an amendment to the Company's Articles of Incorporation increasing the number of authorized shares of Common Stock in an amount greater than 115,000,000 shares.

(8) Includes options to purchase 600,000 shares of Common Stock, 341,001 shares of Common Stock and warrants to purchase 166,667 shares of Common Stock owned by Muriel Ruth (mother) and 551,917 shares of Common Stock and warrants to purchase 275,000 shares of Common Stock by Sandra Meddick-Ruth (spouse). Warrants to purchase 316,667 shares of Common Stock will become exercisable upon the approval by the shareholders of the Company of an amendment to the Company's Articles of Incorporation increasing the number of authorized shares of Common Stock in an amount greater than 115,000,000 shares.

(9) Includes 179,334 shares of Common Stock and warrants to purchase 225,000 shares of Common Stock held by Proteus Capital Corp. Mr. Newby is the President of Proteus Capital Corp. Also includes options to purchase 600,000 shares of Common Stock.

(10)     Includes options to purchase 775,000 shares of Common Stock.

(11) Includes options to purchase 250,000 shares of Common Stock, 833,333 shares of Common Stock owned by TerraNova Partners L.P. and warrants to purchase 416,667 shares of Common Stock owned by TerraNova Partners L.P. The options and warrants will become exercisable upon the approval by the shareholders of the Company of an amendment to the Company's Articles of Incorporation increasing the number of authorized shares of Common Stock in an amount greater than 115,000,000.

(12) Includes warrants to purchase 2,500,000 shares of Common Stock. We have been advised that Michael Fielding is the Managing Director of Obelisk Management Consultants Ltd. with dispositive and voting power over the shares held by Latitude Resources Plc. The address of Obelisk Management Consultants Ltd. is 8-10 Devonshire Place, St. Hellier, Jersey, Channel Islands, Great Britain, JE23RD.

(13) Includes 2,595,853 shares of Common Stock, 1,000,000 shares of Preferred Stock convertible into 2,941,176 shares of Common Stock and warrants to acquire 500,000 shares of Preferred Stock, each share convertible into 2.94176 shares of Common Stock. Under the terms of the warrants and the preferred stock, in no event shall such securities be converted into Common Stock, if after giving effect to such conversion, the holder would, in aggregate, beneficially own common stock of the issuer in excess of 9.99% of the issued and outstanding Common Stock, within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934, as amended. Therefore, the beneficial ownership does not include 664,684 shares of Common Stock issuable upon conversion of the preferred stock warrant. We have been advised that William P. Richards is the director of the holder, with dispositive and voting power over the shares held by RAB Special Situations (Master) Fund Limited. The address of RAB Special Situations (Master) Fund Limited is c/o RAB Capital, 1 Adam Street, London WC2N 6LE, United Kingdom.

(14) Includes warrants to purchase 459,810 shares of Common Stock. The board of directors of Newmont Mining Corporation has dispositive and voting power over the shares held by Newmont Mining Corporation. The address of Newmont Mining Corporation is 1700 Lincoln Street, Denver, Colorado 80203.

(15) Includes warrants to purchase 3,750,000 shares of Common Stock. The board of directors of Investec Bank (UK) Limited has dispositive and voting power over the shares held by Investec Bank (UK) Limited. The address of Investec Bank (UK) Limited is 2 Gresham Street, London EC2V 7 QP United Kingdom.

                        CHANGES TO THE BOARD OF DIRECTORS

              Immediately following the Initial Closing of the Private Placement
(i) James Mancuso, one of the three members of the Company's Board of Directors, resigned, (ii) the size of the Company's Board of Directors was increased to five persons and (iii) Randall Oliphant and Martyn Konig were named as directors of the Company, to serve with Gerald Ruth and Douglas Newby, who continue as directors. In addition, eleven days after mailing this Information Statement to shareholders of the Company as of the Record Date, Vahan Kololian will become a director of the Company.

              To the best of the Company's knowledge, except as set forth below, none of the incoming directors is currently a director, holds any position with the Company, or has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission. To the best of the Company's knowledge, none of the designees has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

                        DIRECTORS AND EXECUTIVE OFFICERS

              Immediately following the Initial Closing (i) James Mancuso, one of the three members of the Company's Board of Directors, resigned; (ii) each of the following officers of the Company submitted their resignations: Douglas Newby, as Chairman of the Board, President and Chief Executive Officer and Becky Corigliano as Chief Financial Officer, Secretary and Treasurer; and (iii) the following individuals were elected as officers of the Company: Randall Oliphant
- Chairman of the Board; Raymond Threlkeld - President and Chief Executive Officer; Brian Penny - Chief Financial Officer; Paul Semple - Vice President of Projects and Graham Desson Controller and Secretary.

PRIOR TO THE PRIVATE PLACEMENT

              The following table lists the individuals who served as officers or directors of the Company prior to the Initial Closing of the Private Placement.


NAME                               AGE        POSITION(S) WITH THE COMPANY
----                               ---        ----------------------------
Douglas Newby                        47       Chairman of the Board, Chief Executive Officer and President
Becky Corigliano                     41       Chief Financial Officer, Secretary and Treasurer
Lawrence O'Connor                    45       Vice President Operations
Gerald Ruth                          47       Director
James Mancuso                        73       Director


AFTER THE PRIVATE PLACEMENT

              The following table lists the individuals who have been (or will be, as applicable) appointed as officers or directors of the Company after the Initial Closing of the Private Placement.


NAME                                AGE       POSITION(S) WITH THE COMPANY
----                                ---       ----------------------------
Randall Oliphant                     46       Chairman of the Board
Ray Threlkeld                        59       President and Chief Executive Officer
Brian Penny                          43       Chief Financial Officer
Lawrence O'Connor                    45       Vice President Operations
Paul Semple                          45       Vice President of Projects
Graham Desson                        58       Controller and Secretary
Martyn Konig                         48       Director
Gerald Ruth                          47       Director
Douglas Newby                        47       Director
Vahan Kololian                       52       Director(1)
-------------------

(1) Incoming director, effective eleven days after mailing this Information Statement to shareholders of the Company as of the Record Date.

              RANDALL OLIPHANT, age 46, has been the Chairman and CEO of Rockcliff Group Limited, a private corporation actively involved with its shareholdings, primarily in the mining sector, including Silver Bear Resources Inc since September 2004. Mr. Oliphant is on the Advisory Board of Metalmark Capital LLC (formerly Morgan Stanley Capital Partners) and since February 2005 has served on the Board of Western Oil Sands Inc. Since 2003 Mr. Oliphant has served on the boards of a number of private companies and not-for-profit organizations. From March 1999 to February 2003, he was the President and CEO of Barrick Gold Corporation. Mr. Oliphant is a Chartered Accountant.

              RAYMOND W. THRELKELD, age 59, has over 30 years of mineral industry experience ranging from discovery, feasibility study, development management, operations management, and corporate officer. Since July 2005, Mr. Threlkeld has been the Chief Operating Officer of Silver Bear Resources Inc., a private mineral resource company. From 1996 to 2005 Mr. Threlkeld held various senior management positions in precious metal mine development with Barrick Gold Corporation and Coeur d'Alene Mines Corporation including the development of the Pierina Mine in Peru, the Bulyanhulu Mine in Tanzania and the Veladero Mine located in Argentina. Mr. Threlkeld has had exploration acquisition success in the Western United States in addition to the management and project development experience sited above.

              BRIAN PENNY, age 43, has over 20 years of experience in mine finance and accounting. Since January 2005 Mr. Penny has been the Chief Financial Officer of Silver Bear Resources Inc., a private mineral resource company. Since 2004 Mr. Penny has been and Director of, and chairs, the Audit Committees of Equinox Minerals Limited and Baffinland Iron Mines Corporation and since 2005 has been and Director of, and chairs, the Audit Committee of Alamos Gold Inc. While serving as Chief Financial Officer (1993 - 2004) with Kinross Gold Corporation, Mr. Penny was responsible for all finance, banking, hedging and financial reporting activities including the financial due diligence surrounding a U.S. $1.3 billion merger with TVX Gold Inc. and Echo Bay Mines Ltd. Mr. Penny is a Certified Management Accountant.

              PAUL SEMPLE, age 45, has 23 years of experience in the mining industry and has focused on feasibility studies, project development and operations of precious and base metals deposits. From 2001 until 2006 Mr. Semple has been President of PG Semple Consulting and President of Penguin Automated Systems Inc. Mr. Semple has spent much of his time with Kilborn (later SNC-Lavalin) where he was involved in all aspects of project development from initial studies through to construction and operations. During this time, Mr. Semple held various positions including Vice President and General Manager, SNC Lavalin Engineers and Constructors. Mr. Semple is a Professional Engineer.

              GRAHAM DESSON, age 58, has served as Controller of Silver Bear Resources Inc., a private Canadian company engaged in mining exploration in the Russian Federation since May 2005. From 2004 to May 2005, Mr. Desson was an independent consultant. From 2001 to 2004 Mr. Desson was engaged as a financial consultant and then served as Director - Treasury of Biovail Corporation, a public pharmaceutical company. Mr. Desson is a Chartered Accountant.

              MARTYN KONIG, age 48, has 20 years experience in investment banking and commodity markets. Since January 2005 Mr. Konig has served as CEO of AIM listed Latitude Resources Plc. Since June 2001 Mr. Konig has served as Non-Executive Chairman of EBT Mobile China. He has extensive experience in the natural resource sector, which includes senior management responsibility in resource finance and commodity trading operations at various international investment banks. Mr. Konig was a main Board Director of NM Rothschild for 15 years and held senior positions at Goldman Sachs and UBS. Mr. Konig is a Barrister and Fellow of the Chartered Institute of Bankers.

              GERALD RUTH, age 47, has served as a Director since May 2004. Since 2003, Mr. Ruth has been an independent consultant providing strategic corporate advisory services focusing on capital markets and corporate finance. From 1988 to 2003, Mr. Ruth held various positions at the Toronto Stock Exchange, where he served as Head of Listings from 1997 to 2003 and was responsible for leading and directing all operations, policy development, and general management within the Listings group. Previously, Mr. Ruth was Listings Manager from 1990 to 1996 where he was responsible for managing original listing applications at the exchange. From 1988 to 1990, Mr. Ruth held the position of Investigator, Member Regulation where he was responsible for investigating matters of compliance with exchange requirements. Mr. Ruth is a Chartered Accountant.

              DOUGLAS NEWBY, age 47, has served as a Director of the Company since March 1, 2005. From October 2005 to February 2006 Mr. Newby was Chairman of the Board, President and Chief Financial Officer of the Company, from March 1, 2005 to October 2005 was Executive Vice President of the Company and in March 2005 served as interim Chief Financial Officer. Between January 2004 and

March 2005, Mr. Newby served as Vice-President of Cadence Resource Corporation, an oil and gas exploration and development corporation. Mr. Newby has been President of Proteus Capital Corp., a corporate advisory firm that specializes in the natural resource industries, since July 2001. Mr. Newby served as Managing Director of Proteus Consultants Ltd. from January 1991 to July 2001 and Managing Partner of Moyes Newby & Co., Inc. from April 1994 to December 1998, both of which provided corporate advisory services primarily to the international energy and mining industries. Before forming Proteus Consultants Ltd., Mr. Newby held senior positions with the investment banking firms of S.G. Warburg & Co., Inc., Morgan Grenfell & Co., and James Capel & Co.

              VAHAN KOLOLIAN, age 52, is the founder and Managing Partner of TerraNova Partners LP, which invests in the industrial, services and resource sectors. Since 2002 Mr. Kololian has been Chairman of Precinda Corporation, a private manufacturing company. Mr. Kololian started his career in investment banking in 1990 with Burns Fry Limited (now BMO Nesbitt Burns). Since 1990 he has held leadership positions in private equity partnerships. Mr. Kololian also serves on the boards of the following public companies, Terra Nova Acquisition Corporation and Manicouagan Minerals Inc. Mr. Kololian is a Member of the Law Society of Upper Canada.

              LAWRENCE O'CONNOR, age 45, has served as Vice President Operations of the Company since January 2004. Mr. O'Connor has over 20 years experience in the natural resources industry spanning field exploration programs, production geology in surface and underground mines, mine engineering, and operations general management including mine startup. Mr. O'Connor co-founded Nevada Colca Gold, Inc. and was President from August 1997 until January 2004. Mr. O'Connor was General Manager of Eldorado Gold Corporations La Colorada mine in Mexico from June 1994 until July 1997. Mr. O'Connor has successfully managed mining and exploration programs in Mexico, East Africa and the United States.


                                LEGAL PROCEEDINGS

              There is no material pending litigation by or against the Company.

              To the Company's knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

              None of the Company's directors or officers, nor any of the incoming directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company's outstanding shares, nor any of the Company's promoters, nor any relative or spouse of any of the foregoing persons, other than has any material interest, direct or indirect, in any transaction since January 1, 2005 or in any presently proposed transaction that, in either case, has affected, or will materially affect, the Company. None of the Company's directors or officers, nor any incoming director is indebted to the Company.

                   BOARD OF DIRECTORS' MEETINGS AND COMMITTEES

              During the fiscal year ended December 31, 2005 the Company's Audit Committee, Compensation Committee and Corporate Governance Committee consisted of James Mancuso, Douglas Newby and Gerald Ruth. As a result of the resignation of James Mancuso from the Company's Board, Messrs. Newby and Ruth are the sole remaining members of these committees. During fiscal year ended December 31, 2005 the Company's Technical Committee consisted of Thomas E. Callicrate and James Mancuso. As a result of the resignation of Thomas E. Callicrate and James Mancuso from the Company's

Board in 2005 and 2006, respectively, there are no remaining members of this committee. The Company intends to establish new a Audit Committee and a new Compensation Governance Environmental Health and Safety Committee promptly after this Information Statement is furnished to the Company shareholders as of the Record Date and Mr. Kololian takes office. It is anticipated that the new Audit Committee and the new Compensation Governance Environmental Health and Safety Committee will consist of the following three directors: Martyn Koning, Gerald Ruth and Vahan Kololian.

NOMINATIONS FOR DIRECTORS

              Upon the establishment of a new governance committee, the Board will adopt a formal policy regarding qualifications of director candidates. Currently, in evaluating director nominees, the Board considers a variety of factors, including the appropriate size of the Company's Board of Directors; the needs of the Company with respect to the particular talents and experience of its directors; the knowledge, skills and experience of nominees, including experience in the gold industry, finance, administration or public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the Board; experience with accounting rules and practices; and the desire to balance the benefit of continuity with the periodic injection of the fresh perspective provided by new Board members.

              To date, the Company has not engaged third parties to identify or evaluate or assist in identifying potential nominees, although the Company reserves the right in the future to retain a third party search firm, if necessary.

              During the fiscal year ended December 31, 2005, the Company's Board met two times and the Audit Committee met once. Due to the size of the Board compensation, governance and technical matters were addressed by written consent of the Board.

              The Company's Board of Directors does not currently provide a process for securityholders to send communications to the Board of Directors as the Company management believes that until this point it has been premature given the limited liquidity of the common stock of the Company to develop such process.

                             EXECUTIVE COMPENSATION

              The following table sets forth the annual and long-term compensation for services in all capacities to the Company for the fiscal years ended December 31, 2005, 2004 and 2003 paid to the Company's Chief Executive Officer and executive officers who served during the last completed fiscal year.


                                            SUMMARY COMPENSATION TABLE

                                                                                 LONG-TERM COMPENSATION
                                                                             ----------------------------
                                                                                        AWARDS
                                                                             ----------------------------

                                                                             SECURITIES
                                                                             UNDERLYING
                                                                              OPTIONS/           ALL OTHER
                                            ANNUAL COMPENSATION                 SAR'S           COMPENSATION
                                            -------------------                 -----           ------------
NAME AND PRINCIPAL POSITION            YEAR       SALARY ($)      BONUS
---------------------------            ----       ----------      -----
Douglas Newby                          2005              --        --          150,000          $104,750
Chairman of the Board,                 2004              --        --          450,000           $81,290
President and Chief Executive
Officer                                2003              --        --            --                --

Becky Corigliano(6)                    2005         $84,060        --          450,000             --
Chief Financial Officer                2004              --        --            --                --
Secretary and Treasurer                2003              --        --            --                --


Lawrence O'Connor                      2005        $107,995        --          200,000             --
Vice President Operations              2004         $98,535        --          575,000             --

Thomas Mancuso(1)                      2005        $123,460        --          200,000            --
                                       2004        $116,300        --          400,000             --
                                       2003         $68,000        --            --               $6,000(2)

Thomas Callicrate(3)                   2005        $100,250        --          200,000             --
                                       2004         $93,300        --          400,000             --
                                       2003         $58,200(4)     --            --              $16,750(5)

(1)      Mr. Mancuso resigned as a Director and President  effective October 25,
         2005.

(2) Consists of 20,000 units, comprised of one share of Common Sock and one warrant to purchase one share of Common Stock at $0.45 per share, valued at $0.30 per share at the time of issuance.

(3) Mr. Callicrate resigned as a Director and Vice President of Exploration effective October 25, 2005.

(4) Consists of consulting fees paid to Mountain Gold Exploration, Inc., of which Mr. Callicrate is the President, Secretary and Director, and salary paid directly to Mr. Callicrate. Mr. Callicrate was a Director from August 2002 to October 2005 and Vice President of Exploration from November 2003 to October 2005.

(5) Consists of 55,832 units, comprised of one share of Common Stock and one warrant to purchase one share of Common Stock. The units were issued to Mountain Gold Exploration, Inc. of which Mr. Callicrate is the President, Secretary and Director.

(6) Ms. Corigliano resigned as Chief Financial Officer, Secretary and Treasurer on February 13, 2006.


                      OPTION GRANTS IN LAST FISCAL YEAR (JANUARY 1, 2005 - DECEMBER 31, 2005)

                             NUMBER OF       % OF TOTAL                                       POTENTIAL REALIZABLE
                             SECURITIES        OPTIONS                                          VALUE AT ASSUMED
                             UNDERLYING      GRANTED TO                                       ANNUAL RATE OF STOCK
                             OPTIONS         EMPLOYEES IN    EXERCISE     EXPIRATION          PRICE APPRECIATION FOR
NAME                          GRANTED      THE FISCAL YEAR     PRICE         DATE               OPTION TERM
----                         ---------------------------------------------------------------------------------------
                                                                                                 5%          10%
                                                                                                 --          ---
Douglas Newby                     75,000             4.5%      $0.40      2010/04/15           $0.51           $0.60
                                  75,000             4.5%      $0.40      2011/04/15           $0.53           $0.64
Becky Corigliano                  50,000             3.0%      $0.50      2008/03/07           $0.67           $0.82
                                 100,000             6.0%      $0.50      2008/09/07           $0.67           $0.82
                                 100,000             6.0%      $0.50      2009/03/07           $0.67           $0.82
                                 100,000             6.0%      $0.40      2010/04/15           $0.51           $0.60
                                 100,000             6.0%      $0.40      2011/04/15           $0.53           $0.64
Thomas Mancuso                   100,000             6.0%      $0.40      2010/04/15           $0.51           $0.60
                                 100,000             6.0%      $0.40      2011/04/15           $0.53           $0.64
Thomas Callicrate                100,000             6.0%      $0.40      2010/04/15           $0.51           $0.60
                                 100,000             6.0%      $0.40      2011/04/15           $0.53           $0.64
Lawrence O'Connor                100,000             6.0%      $0.40      2010/04/15           $0.51           $0.60
                                 100,000             6.0%      $0.40      2011/04/15           $0.53           $0.64

               AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR-END
                     AND FISCAL YEAR-END OPTION VALUES TABLE


               The following table contains information concerning the number of shares acquired and value realized from the exercise of options by the named executive officers during fiscal 2005 and the number of unexercised options held by the named executive officers at December 31, 2005.


                                 NUMBER OF SHARES OF COMMON STOCK
                           UNDERLYING UNEXERCISED OPTIONS AT YEAR END            VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS
                                        (DECEMBER 31, 2005)                         AT YEAR END (DECEMBER 31, 2005 (1)
                           ------------------------------------------       ----------------------------------------------
          NAME               EXERCISABLE          UNEXERCISABLE                     EXERCISABLE          UNEXERCISABLE
                             -----------          -------------                     -----------          -------------
Douglas Newby                 525,000                75,000                             --                    --

Becky Corigliano              350,000                100,000                            --                    --

Thomas Mancuso                500,000                100,000                            --                    --

Thomas Callicrate             500,000                100,000                            --                    --

Lawrence O'Connor             675,000                100,000                            --                    --

(1) Options are "in-the-money" if the market price of a share of common stock exceeds the exercise price of the option.

COMPENSATION OF DIRECTORS

              The Company has in the past compensated its directors in cash and in shares of Common Stock, and has generally in the past granted options to Directors upon joining the Board. The Company has established a compensation plan for its non-management directors. The Chairman receives $7,500 per quarter, and non-management directors receive $5,000 per quarter. The Company reimburses the Directors for out of pocket expenses.

              During the fiscal year ended December 31, 2005, Gerald Ruth, James Mancuso and Douglas Newby each received options to purchase 150,000 shares of Common Stock at an exercise price of $0.40 per share.

BONUSES AND DEFERRED COMPENSATION

              The Company does not have any bonus, deferred compensation or retirement plan. There were no bonuses paid in 2005.

STOCK OPTIONS

              The Company's Board of Directors chose to make option or warrant awards to select officers, directors, consultants, or shareholder/investors in order to induce them to assist it in implementing its business plan and to provide long term additional incentive. These options or warrants, as awarded, were not awarded pursuant to a plan but are specific individual awards with varying terms and conditions. In some instances, the Board of Directors reserved the right to cancel these awards for non-performance or other reasons, or established a vesting schedule pursuant to which the award is earned.

EMPLOYMENT   CONTRACTS,   TERMINATION   OF  EMPLOYMENT  AND  CHANGE  OF  CONTROL
ARRANGEMENTS

              Lawrence O'Connor has an employment contract which provides for a base annual salary of $108,000 subject to annual review by the compensation committee of the Company. In the event of a change in control where the Company is acquired by another company or merges with another company which results in a change of management Lawrence O'Connor is entitled to severance in an amount equal to 150% of his current base salary plus one month of additional severance for each year of employment.

COMPENSATION COMMITTEE REPORT

              Compensation Philosophy. The philosophy of the Company's Compensation Committee for the fiscal year ended December 31, 2005 was to provide competitive levels of compensation that are appropriate given the performance and commitment of the Company's executive officers compared with similarly situated executives in gold mining industry; link management's pay to the achievement of the Company's annual and long-term performance goals; and assist the Company in attracting and retaining qualified management. However, because of the limited number of companies that can be compared to the Company in terms of stage of resource development, net income, and similar items, a significant amount of subjectivity was involved in the decisions of the Compensation Committee.

              Base Salaries. Base salaries for management employees are determined initially by evaluating the responsibilities of the position held and the experience of the individual, and by reference to the competitive marketplace for management services, including a comparison of base salaries for comparable positions at comparable companies within the gold industry. Annual salary adjustments are determined by evaluating the competitive marketplace, the performance of the Company, the performance of the executive, and any increased responsibilities assumed by the executive. The Committee believes the base salaries of executive officers are at or below those of similarly situated executives in the gold industry.

              Bonus Arrangement. To encourage and reward outstanding corporate and individual performance, the Company from time to time considers awarding merit bonuses to its executive officers, based on the Company's operating results and the achievement of certain defined major business objectives.

              Compensation of Chief Executive Officer. The amount of the Chief Executive Officer's compensation for the fiscal year ended December 31, 2005 was determined in accordance with the principles discussed in the foregoing paragraphs and was based upon a subjective evaluation by the Committee of the leadership demonstrated by Mr. Newby during the fiscal year.

Respectfully Submitted,
Gerald Ruth

AUDIT COMMITTEE

              The Audit Committee's principal responsibilities consist of: (i) recommending the selection of independent auditors; (ii) reviewing the scope of the audit conducted by the auditors, as well as the audit itself; (iii) reviewing matters concerning financial reporting, accounting and audit procedures, and policies generally, and (iv) monitoring the independence and performance of our independent auditors.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

              Section 16(a) of the Securities Exchange Act of 1934 requires certain defined persons to file reports of and changes in beneficial ownership of a registered security with the Securities and Exchange Commission and the National Association of Securities Dealers in accordance with the rules and regulations promulgated by the Commission to implement the provisions of Section
16. Under the regulatory procedure, officers, directors, and persons who own more than ten percent of a registered class of a company's equity securities are also required to furnish the Company with copies of all Section 16(a) forms they file.

              To the Company's knowledge, based solely on a review of the copies of Forms 3, 4 and 5 furnished to the Company between January 1, 2005 through March 3, 2006, the Company's officers, directors and greater than 10% beneficial owners complied with all Section 16(a) filing requirements except as follows:
Thomas Callicrate filed a late Form 4 for two transactions that occurred on November 5, 2004 and April 4, 2005; Douglas Newby filed a late Form 4 for the one transaction that occurred on December 3, 2004; Becky Corigliano filed a late Form 4 for the one transaction that occurred on March 7, 2005; and Newmont Mining Corp. filed a late Form 3 for a transaction that occurred on December 1, 2004.